Filed Pursuant to Rule 433

Registration Statement No. 333-226539

November 9, 2020

PRICING TERM SHEET FOR THE 3.00% DEBENTURES, SERIES 2020 C

Issuer:	Consolidated Edison Company of New York, Inc. (the “Issuer”)
Anticipated Ratings (Moody’s; S&P; Fitch)*:	Baa1 (Stable); A- (Stable); A- (Negative)
Issue of Securities:	3.00% Debentures, Series 2020 C due 2060
Principal Amount:	$600,000,000
Interest Rate:	3.00% per annum
Interest Payment Dates:	June 1 and December 1 commencing on June 1, 2021
Maturity Date:	December 1, 2060
Benchmark Treasury:	1.250% due May 15, 2050
Benchmark Treasury Price / Yield:	88-19 / 1.746%
Spread to Benchmark Treasury:	+128 basis points
Yield to Maturity:	3.026%

Public Offering Price:	99.398% of the principal amount
Optional Redemption Provisions:	Make Whole call at any time prior to June 1, 2060 (the “par call date”) at Treasury Rate +20 basis points (calculated to the par call date) Callable on or after the par call date at par
Pricing Date:	November 9, 2020
Settlement Date:	November 13, 2020 (T+3)
CUSIP:	209111 FZ1
Notice to Investors:

The following notice to investors is in addition to the notices to investors set forth under “Notices to Investors” in the Issuer’s Preliminary Prospectus Supplement dated November 9, 2020:

Taiwan

The Debentures have not been and will not be registered with the Financial Supervisory Commission of Taiwan, the Republic of China (“Taiwan”), pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering or sale of the Debentures in Taiwan.

Joint Book-Running Managers:	Citigroup Global Markets Inc. Wells Fargo Securities, LLC BNY Mellon Capital Markets, LLC CIBC World Markets Corp.
Co-Managers:	Morgan Stanley & Co. LLC PNC Capital Markets LLC Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.